575 Madison Avenue
New York, NY 10022-2585
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ROBINSON MARKEL
robinson.markel@kattenlaw.com
212.940.8989 direct
212.894.5989 fax

October 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

Christian N. Windsor, Esq., Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth, N.W.

Washington, DC 20549

Re:	Staff Comments on Executive Compensation and Related Disclosure In Valley National Bancorp Proxy Statement for 2007 Annual Meeting

Dear Mr. Windsor:

This letter confirms our telephone conversation earlier today in which I requested, on behalf of Valley National Bancorp, an extension of time to respond to the above-referenced comments.

We agreed that the comment responses would be submitted no later than Wednesday, November 28, 2007.

Thank you for your understanding.

Respectfully,

/s/ Robinson Markel
Robinson Markel

RM:rds

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